CARL ZEISS MEDITEC

Jump in Carl Zeiss Meditec's revenue and earnings in the first quarter

Organic growth and first-time consolidation of Carl Zeiss Surgical results in revenue increase of around 43% to EUR 135.8 million (previous year: EUR 95.1 million) – Consolidated net income after minority interest rises by more than two thirds to EUR 10.1 million (previous year: EUR 6.0 million) – Cash flow from operating activities almost triples

Jena, 14 February 2007 – Carl Zeiss Meditec AG (ISIN DE0005313704) once again reported a jump in revenue and earnings in its first quarter of financial year 2006/2007. This was shown by the figures published today by the medical technology company, which is listed on the Prime Standard of the German stock exchange. Consolidated revenue amounted to EUR 135.8 million in the first quarter, corresponding to an increase of 42.8% year-on-year (previous year: EUR 95.1 million). These developments are attributable not only to organic growth but also to the first-time consolidation of Carl Zeiss Surgical in Carl Zeiss Meditec's financial statements from 1 November 2006. Organically, in other words, adjusted for Carl Zeiss Surgical and currency effects, this results in a comparable revenue growth of almost 10%. Profitability again increased at a faster rate than revenue. Earnings before interest, taxes, depreciation and amortisation (EBITDA) thus rose 41.8% year-on-year, from EUR 14.0 million to EUR 19.9 million. EBIT increased by 48.2% to EUR 16.9 million (previous year: EUR 11.4 million). After minority interest consolidated net income amounted to EUR 10.1 million (previous year: EUR 6.0 million). Earnings per share after minority interest were EUR 0.16, almost reaching the previous year's level (EUR 0.18). The successful development of business enabled the Company to almost fully compensate for the dilution of profits resulting from the significant increase in the number of shares.

"We are satisfied with the positive economic development of our company in the first quarter of financial year 2006/2007," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "The conclusion of the merger with Carl Zeiss Surgical takes us a significant step forward on our way to

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revenue (previous year: 22.6%). In the "EMEA" (Europe, Middle East and Africa) region, the first-time consolidation of Carl Zeiss Surgical as of 1 November 2006 and the positive development of sales of the glaucoma diagnosis system STRATUSOCT™ contributed to the revenue growth of 63.5% to EUR 39.3 million (previous year: EUR 24.0 million). Due in particular to the first-time consolidation of Carl Zeiss Surgical, Carl Zeiss Meditec generated consolidated revenue of EUR 9.9 million (previous year: EUR 5.0 million) in Germany. Germany's share in the consolidated revenue of Carl Zeiss Meditec was thus 7.3% (previous year: 5.2%).

As a result of the successful development of business and the significant expansion of business volume, cash flow from operating activities almost tripled year-on-year. This amounted to EUR 17.9 million (previous year: EUR 6.0 million) in the first quarter of financial year 2006/2007. The acquisition of Carl Zeiss Surgical further reinforced Carl Zeiss Meditec's solid balance sheet structure. The equity ratio increased to 66.6% as of 31 December 2006 (30 September 2006: 60.2%), particularly due to the capital increase implemented in October last year.

As of 31 December 2006 Carl Zeiss Meditec AG employed a global workforce of 1,891 (previous year: 1,230).

"In order to achieve our growth targets, we plan to continue combining organic growth with acquisitions in the future," said Ulrich Krauss, speaking about the Company's objectives. "Our liquidity situation also puts us in a position to act in the short term, provided general conditions are right. We are anticipating an increase in revenue in the current financial year at least in line with average market growth. Naturally, we also aim to increase Carl Zeiss Meditec's profitability further, despite the investments that are needed," said Krauss.

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 160-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company has incorporated its technological expertise into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognised as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSoct™ device for glaucoma diagnosis. Since 2005, the company has also been present in the market for intraocular lenses and consumables, and now covers almost the entire value chain of ophthalmic surgery. The company is looking to continue its profitable growth in the future. The acquisition of Carl Zeiss Surgical further supplements the ophthalmic surgery product portfolio and opens up additional growth prospects in neuro and ENT surgery. Carl Zeiss Surgical is the world's leading provider of visualisation solutions in both these fields.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Pirmasens, Germany (Carl Zeiss Meditec Systems GmbH), the USA (Carl Zeiss Meditec Inc.), Japan (Carl Zeiss Meditec Co., Ltd.), Spain (Carl Zeiss Meditec Iberia S.A.) and France (Ioltech S.A., Carl Zeiss Meditec France SAS). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Jens Brajer/Director Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-Mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

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3 Month Report 2006/2007



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CARL ZEISS MEDITEC

Carl Zeiss Meditec 3 Months 2006/2007

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Content

Key events at a glance

- Merger with Carl Zeiss Surgical as of 1 November 2006 completed
- Integration on track
- Carl Zeiss Meditec presented, amongst other new products, a new femtosecond laser at the world's largest ophthalmology trade fair AAO

Business development

(Unless specified otherwise, figures in € '000)	**3 Months 2006/2007**	**3 Months 2005/2006**	**Change**
Consolidated revenue	135,808	95,110	+42.8%
Gross profit	68,664	44,652	+53.8%
Gross margin	*50.6%*	*46.9%*	*+3.7% pts*
EBITDA	19,892	14,031	+41.8%
EBITDA margin	*14.6%*	*14.8%*	*-0.2% pts*
EBIT	16,876	11,391	+48.2%
EBIT margin	*12.4%*	*12.0%*	*+0.4% pts*
Income tax expenses	(7,354)	(4,563)	+61.2%
Thereof one-off effect from first-time consolidation of Carl Zeiss Surgical	*(543)*	-	
Tax rate	*41.8%*	*41.6%*	*+0.2% pts*
Consolidated net income after minority interest	10,149	6,009	+68.9%
Return on sales after minority interest	*7.5%*	*6.3%*	*+1.2% pts*
Earnings per share after minority interest	€ 0.16	€ 0.18	-11.1%
Weighted average number of shares outstanding	*64.9 million shares*	*32.5 million shares*	*+ 99.7%*

	31.12.2006	**30.09.2006**	**Change**
Net cash	212,360	24,578	+764.0%
Trade receivables	93,516	58,693	+59.3%
Inventories	91,765	56,345	+62.9%
Days of sales outstanding (DSO)	*73.6 days*	*60.7 days*	*+21.3%*
Net working Capital	*70,959*	*43,385*	*+63.6%*
Liabilities	229,676	154,267	+48.9%
Net debt[1]	*(50,574)*	*70,604*	*-171.6%*
Equity ratio	*66.6%*	*60.2%*	*+6.4% pts*

	3 Months 2006/2007	**3 Months 2005/2006**	**Change**
Cash flow from operating activities	17,869	6,002	+197.7%
Cash flow/revenue	*13.2%*	*6.3%*	*+6.9% pts*
Cash flow per share	*€ 0.28*	*€ 0.18*	*+55.6%*

1 Negative sign means credit

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Foreword by the Management Board

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Dear Shareholders,
Ladies and Gentlemen,

Business at Carl Zeiss Meditec developed positively in the first quarter of financial year 2006/2007. This, once again, proves that our strategic orientation is a successful one. Our growth shows that we have made good progress towards an integrated medical technology solutions provider.

Compared to the previous year we increased our consolidated revenue significantly – it was up by 42.8% to € 135.8 million. In addition to organic growth, this increase was also driven by the first-time inclusion of Carl Zeiss Surgical in the Carl Zeiss Meditec consolidated financial statements. Profitability improved stronger than revenue. EBIT increased by 48.2% from € 11.4 million in the previous year to € 16.9 million in the reporting period. Consolidated net income after minority interest rose to € 10.1 million. Compared to the previous year's figure (€ 6.0 million) this constitutes an increase of 68.9%. Despite the increased volume of shares subsequent to the capital increase of October 2006, earnings per share after minority interest were € 0.16, close to the previous year's figure (€ 0.18). Our cash flow from operating activities also showed a positive development. At € 17.9 million, it was up 197.7% year-on-year (€ 6.0 million). The cash flow per share increased to € 0.28 (previous year: € 0.18). The foundations for this success are, in particular, the profitable expansion of our business volume and active working capital management.

The major milestone in the first quarter of financial year 2006/2007 was concluding the acquisition of Carl Zeiss Surgical. After a few shareholders had blocked the transaction being implemented for a period of almost seven months – contrary to a vote by the vast majority of the share capital present at the 2006 General Meeting – it was possible to enter the corresponding capital increase in the commercial register on 26 October 2006. Through the bundling of resources of Carl Zeiss Meditec and Carl Zeiss Surgical we now have developed into an integrated medical technology company. As a result, we believe that Carl Zeiss Meditec is excellently equipped to face the global market's future challenges.

Starting direct sales activities in Spain as of 1 October 2006 shows that we are consistently expanding our sales presence in selected European core markets. This step will allow us to better meet the specific needs of our Spanish customers. The main concern here is to achieve a higher degree of customer retention through more focussed support services.

Another important milestone in the first quarter of financial year 2006/2007 was the full acquisition of Ioltech following a so-called squeeze out. This step was concluded on 15 November 2006, and means that we were also able to finish the formal integration of Ioltech. Thus, we can pay even higher attention to the strategic development of our product portfolio in ophthalmic surgery.

Our comprehensive and innovative solutions offering and a host of new products resulted in a resounding success at the world's key ophthalmology trade, the American Academy

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Ulrich Krauss
Dipl.-Kaufmann;
President and CEO



Bernd Hirsch
Dipl.-Kaufmann;
Member of the Management Board



James L. Taylor
BS, MBA;
Member of the Management Board

of Ophthalmology (AAO). The product innovations for the laser treatment of vision defects presented at the AAO, the product portfolio for cataract surgery and retinal diagnostics, as well as a large number of specialist lectures met with great interest from our customers. Our participation was also a great success from a business perspective: The volume of orders taken again exceeded the already high level of the previous year.

All in all, we believe that Carl Zeiss Meditec is excellently positioned to continue its profitable growth. As in the past, we aim to combine organic growth and acquisitions. For the financial year 2006/2007 we are forecasting a revenue growth at least in line with the average growth of the markets in which we operate. Carl Zeiss Meditec's profitability is also set to improve compared to the previous year.

Thank you for the trust you have placed in us, and we hope that you enjoy reading our quarterly report.

Jena, February 2007

Yours sincerely,

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

James L. Taylor
Member of the Management Board

Management report to the consolidated interim financial statements

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1. Business development

1. Executive summary

Carl Zeiss Meditec AG, Jena, Germany, is the parent company of the Carl Zeiss Meditec Group ("Carl Zeiss Meditec", the "Group"), which comprises additional subsidiaries.

In the first quarter of financial year 2006/2007 Carl Zeiss Meditec AG posted **consolidated revenue** totalling € 135.8 million. Compared to the previous year (€ 95.1 million) this constitutes an increase of 42.8%. If the figures from these two periods are adjusted for currency effects and Carl Zeiss Surgical (consisting of Carl Zeiss Surgical GmbH, Oberkochen, Germany, and Carl Zeiss Surgical Inc., Dublin, USA; together "Carl Zeiss Surgical"), there is year-on-year **organic revenue growth** that is approximately in line with the average market growth. The Group believes that revenue growth will continue to increase in the coming quarters, as sales in the first quarter of the financial year are usually lower for seasonal reasons. In addition to that, Carl Zeiss Meditec is consistently continuing to actively manage its product portfolio. As a result, product innovations will increasingly replace older, less profitable products.
However, these two steps are not always simultaneous, which means that revenue growth may temporarily slow slightly.

EBITDA in the first quarter was € 19.9 million. This represents a 41.8% increase compared to the previous year (€ 14.0 million). The **EBITDA margin** was 14.6% (previous year: 14.8%). **EBIT** rose by 48.2% to € 16.9 million (previous year: € 11.4 million). The **EBIT margin** in the period under review was thus 12.4% (previous year: 12.0%). **Consolidated net income after minority interest** rose to € 10.1 million. This corresponds to an increase of 68.9% over the previous year (€ 6.0 million). **Earnings per share after minority interest** in the first quarter of financial year 2006/2007 were € 0.16 and thus almost identical to the previous year's figure (€ 0.18). The successful business growth in the period under review meant that the Company was able to almost fully compensate for the dilution of profits resulting from the significant increase in the number of shares.

The major reason for the increase in the **cash flow from operating activities** is the significant expansion in the volume of business at Carl Zeiss Meditec. Cash flow from operating activities increased year-on-year from € 6.0 million by 197.7% to € 17.9 million, and the cash flow per share increased by 55.6% to € 0.28 (previous year: € 0.18).

2. Structure of the financial statements

The Company's reporting entity grew in the first quarter of financial year 2006/2007 as a result of an alignment to the organisational structure and an acquisition.

With effect from 1 October 2006, Carl Zeiss Meditec AG markets its devices and systems directly in the Spanish market. This is why Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid, Spain. This company now operates as Carl Zeiss Meditec Iberia S.A. ("Carl Zeiss Meditec Iberia")[2] and is included in the consolidated financial statements of Carl Zeiss Meditec from 1 October 2006.

After the Thuringian Higher Regional Court in Jena overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to complete the aquisition of Carl Zeiss Surgical. The implementation of the capital increase was entered in the commercial register at Jena Local Court on 26 October 2006.[3] For the purpose of simplification, the date of the first-time consolidation was set as being 1 November 2006, which means that Carl Zeiss

2 This is a transaction under common control, as all companies are controlled by the parent company Carl Zeiss AG.
3 See footnote 2

Surgical was only included for two months in the quarterly financial statements for the first quarter of financial year 2006/2007. (See also the comments in the sections "Events of particular significance" in the consolidated management report and "Changes in the reporting entity" and "Events of particular significance" in the consolidated notes to these interim financial statements)

Carl Zeiss Meditec fully concluded the acquisition of Ioltech S.A., La Rochelle, France, ("Ioltech") with effect from 15 November 2006. As a result, the business activities of Ioltech S.A. have been fully included in Carl Zeiss Meditec's consolidated financial statements from this date. That means that minority interests no longer result from this acquisition. (See also the comments in the sections "Events of particular significance" in the consolidated management report and "Events of particular significance" in the consolidated notes to these interim financial statements)

Resulting to the first-time consolidation of Carl Zeiss Surgical, the disclosure of revenue by segment was adjusted. As a result, the sales segment, Neuro/Ear, Nose and Throat surgery ("Neuro/ENT surgery") was added to Carl Zeiss Meditec's reporting. Revenue which was recorded from products in this area by the surgical activities acquired in Japan in 2004 had previously been included under "Diagnosis" for reasons of materiality. These have been allocated to the "Neuro/ENT surgery" segment from the first quarter of financial year 2006/2007. This adjustment has also been made for the first quarter of financial year 2005/2006.

3. Development of revenue

a) Consolidated revenue by business segment
The "Diagnosis" business segment accounted for 57.9% of Carl Zeiss Meditec's consolidated revenue in the first three months of financial year 2006/2007 (previous year: 64.9%). The "Laser and IOL" segment generated 18.1% of consolidated revenue (previous year: 25.9%). The newly added "Neuro/ENT surgery" segment contributed 15.0% (previous year: 2.8%) to consolidated revenue. The "Service" segment generated 9.0% of consolidated revenue (previous year: 6.4%).

Figure 1: Share of consolidated revenue generated by the business segments "Laser and IOL", "Diagnosis", "Neuro/ENT surgery" and "Service" in the first quarter of financial year 2006/2007

Laser and IOL	18.1%
Service	9.0%
■ Neuro/ENT surgery	15.0%
■ Diagnosis	57.9%



Figure 2: Consolidated revenue by business segment
(figures in € '000)

	3 Months 2006/2007		3 Months 2005/2006
Diagnosis	78,592	+27.3%	61,717
Laser and IOL	24,598	-0.1%	24,625
■ Neuro/ENT surgery	20,420	+674.4%	2,637
■ Service	12,198	+99.0%	6,131
Consolidated revenue	135,808		95,110

Compared to the previous year (€ 61.7 million) consolidated revenue in the "Diagnosis" segment was up 27.3% to € 78.6 million. The primary "Diagnosis" sales drivers were the systems STRATUSOCT™, IOLMaster®, Humphrey® Field Analyzer, VISUCAM PRO NM™ and GDx VCC as well as the surgical microscopes OPMI® Visu and OPMI® Pico.

Consolidated revenue in the "Laser and IOL" business amounted to € 24.6 million (previous year: € 24.6 million). Here, the Company was able to record year-on-year revenue growth in

particular with the laser MEL 80™ to correct vision defects and the associated diagnosis system CRS-Master™. Realignment of the Ioltech product portfolio and the related discontinuation of individual product lines has reduced consolidated revenue with intraocular lenses. In total, this means that consolidated revenue in the "Laser and IOL" segment remained at the previous year's level.

Consolidated revenue in the new "Neuro/ENT surgery" segment amounted to € 20.4 million (previous year: € 2.6 million). This corresponds to growth of 674.4% - as a result of the first-time consolidation of Carl Zeiss Surgical as of 1 November 2006. The key sales drivers were the surgical microscopes OPMI® Pentero™ and OPMI® Vario used in neuro and spinal surgery.

Consolidated revenue in the "Service" business segment amounted to € 12.2 million (previous year: € 6.1 million). This corresponds to year-on-year growth of 99.0%. This development is mostly due to the first-time consolidation of Carl Zeiss Surgical as of 1 November 2006.

The chart below shows consolidated revenue by business segment based on constant exchange rates.

Figure 3: Consolidated revenue by business segment based on constant exchange rates (figures in € '000)


3 Months 2006/2007
3 Months 2005/2006
Diagnosis
82,589
+33.8%
61,717
Laser and IOL
24,771
+0.6%
24,625
Neuro/ENT surgery
21,391
+711.2%
2,637
Service
12,889
+110.2%
6,131
Consolidated revenue
141,640
95,110

b) Consolidated revenue by region

The "Americas" region, which mainly consists of the U.S., continued to be the major contributor to consolidated revenue in the first quarter of financial year 2006/2007. Its share of consolidated revenue remained constant compared to the previous year, totalling 47.1% in the first quarter of financial year 2006/2007 after 47.0% last year. However, the revenue volume grew significantly. Compared to the previous year (€ 44.7 million), consolidated revenue in the "Americas" rose by 43.4% to € 64.1 milion. This positive growth was primarily due to the sale of the systems STRATUSoct™, IOLMaster® and the surgical microscopes OPMI® Visu and OPMI® Pentero™.

Consolidated revenue in the "Europe, Middle East and Africa" region ("EMEA") increased during the period under review by 63.5% compared to the previous year (€ 24.0 million) to € 39.3 million. The primary drivers here were, as a result of the first-time consolidation of Carl Zeiss Surgical, the surgical microscopes OPMI® Pentero™ and OPMI® Visu as well as the glaucoma diagnosis system STRATUSoct™. This region accounted for 28.9% of consolidated revenue in the first quarter of financial year 2006/2007, compared to 25.2% in the previous year.

Carl Zeiss Meditec recorded consolidated revenue totalling € 22.6 million in the "Asia/Pacific" region in the fist quarter of financial year 2006/2007. This corresponds to an increase of 5.3% over the previous year (€ 21.5 million). Here, the acquisition of Carl Zeiss Surgical had almost no impact on consolidated revenue, as Carl Zeiss Surgical products have been sold in Japan by Carl Zeiss Meditec since the start of 2004. The primary sales drivers in this region were the surgical microscope OPMI® Visu, MEL 80™ and the Humphrey® Field Analyzer. This region accounted for 16.7% of Carl Zeiss Meditec's consolidated revenue (previous year:

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22.6%). The year-on-year decrease in revenue in Japan, which was to some extent due to seasonality effects, was somewhat disappointing. From today's perspective, Carl Zeiss Meditec believes that it will be able to compensate for the bulk of this downturn by the end of the second quarter.

In Germany, Carl Zeiss Meditec generated consolidated revenue of € 9.9 million (previous year: € 5.0 million) in the first quarter of financial year 2006/2007. This 98.6% year-on-year increase is mostly based on the inclusion of Carl Zeiss Surgical in the Carl Zeiss Meditec reporting entity. This region accounted for 7.3% of Carl Zeiss Meditec's consolidated revenue (previous year: 5.2%).

The following chart gives a breakdown of consolidated revenue by region.

Figure 4: Consolidated revenue by region (figures in € '000)


3 Months 2006/2007
3 Months 2005/2006
Asia/Pacific
22,620
+5.3%
21,474
Americas
64,064
+43.4%
44,662
EMEA
39,255
+63.5%
24,004
Germany
9,869
+98.6%
4,970
Consolidated revenue
135,808
95,110

The chart below shows consolidated revenue by region based on constant exchange rates.

Figure 5: Consolidated revenue by region based on of constant exchange rates (figures in € '000)


3 Months 2006/2007
3 Months 2005/2006
Asia/Pacific
23,699
+10.4%
21,474
Americas
68,817
+54.1%
44,662
EMEA
39,255
+63.5%
24,004
Germany
9,869
+98.6%
4,970
Consolidated revenue
141,640
95,110

4. Net asset position

a) Statement of net asset position

Compared to the balance sheet date of 30 September 2006, several changes have been made to the structure of the consolidated balance sheet as of 31 December 2006. These are primarily due to the first-time inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group.

The following figure provides an overview of the changes to key items of the consolidated balance sheet from 30 September 2006 to 31 December 2006.

Page

Figure 6: Structure of the consolidated balance sheet
(figures in € '000)


Assets
31.12.2006
30.09.2006
Goodwill
104,471
■ Noncurrent assets (excluding goodwill)
89,274
+3.0%
Cash and cash equivalents*
223,179
+21.1%
101,380
+334.9%
73,717
51,323
■ Current assets**
271,455
+68.6%
161,020
Liabilities and Equity
31.12.2006
30.09.2006
Equity
458,703
+96.7%
233,173
■ Total noncurrent liabilities
65,384
+9.9%
59,488
Total current liabilities
164,292
+73.3%
94,779
Consolidated balance sheet total
688,379
387,440

* Including restricted cash
** Excluding cash and cash equivalents as well as restricted cash

The development of selected balance sheet assets and liabilities is discussed in more detail below.

ASSETS

Goodwill

As of 31 December 2006 "Goodwill" amounted to € 104.5 million (30 September 2006: € 101.4 million). The increase in this balance sheet item is primarily due to the 100% acquisition of Ioltech as of 15 November 2006. This was preceded by a squeeze out of the remaining Ioltech minority shareholders against cash compensation. Carl Zeiss Meditec now holds a 100% interest in Ioltech. (See also the comments in the section "Events of particular significance" in the consolidated management report and consolidated notes)

In addition, it should be borne in mind that the acquisition of Carl Zeiss Surgical does not result in any goodwill as a result of the transaction structure used.

Deferred income taxes

The increase in this item compared to 30 September 2006 from € 17.8 million to € 31.4 million as of 31 December 2006 was mostly due to the first-time consolidation of Carl Zeiss Surgical.

Inventories

"Inventories" increased by 62.9% to € 91.8 million from € 56.3 million on 30 September 2006. This increase is due to the first-time consolidation of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia, which has to hold a higher average level of inventories as it is a distribution company. This item also increased due to seasonal reasons: The Japanese group company Carl Zeiss Meditec Co. Ltd., Japan ("Carl Zeiss Meditec Co. Ltd.") prepared for the second quarter, which traditionally enjoys strong sales, by increasing inventories.

Trade receivables
As of 31 December 2006 this item totalled € 93.5 million (30 September 2006: € 58.7 million). There was a significant increase in days of sales outstanding (DSO) as a result of the acquisition.

Accounts receivable from related parties
The inclusion of Carl Zeiss Surgical in the reporting entity of Carl Zeiss Meditec resulted in an increase in "accounts receivable from related parties" from € 7.2 million on 30 September 2006 to € 17.5 million on 31 December 2006.

Treasury receivables
As of 31 December 2006, „Treasury receivables" amounted to € 57.1 million (30 September 2005: € 32.3 million). This balance sheet item summarises those cash and cash equivalents that the Carl Zeiss Meditec Group does not directly require for its operational business activities, and therefore invests at the Group Treasury of Carl Zeiss AG at normal market conditions.

Cash and cash equivalents and restricted cash
Cash and cash equivalents increased by 378.5% to € 223.2 million from € 46.6 million on 30 September 2006. This increase mostly resulted from the net cash provided by the capital increase in October 2006.

The reduction in "restricted cash" to zero is related to the completion of the squeeze out at Ioltech.

LIABILITIES AND EQUITY

Minority interest
This consolidated balance sheet item fell by 17.5% compared to 30 September 2006. The primary reason for this was the 100% acquisition of Ioltech shares as of 15 November 2006. (Also see the comments in the section "Events of particular significance" in the consolidated management report and consolidated notes)

Equity
The equity of Carl Zeiss Meditec as of 31 December 2006 amounted to € 458.7 million, corresponding to an increase of 96.7% over the figure as of 30 September 2006 (€ 233.2 million). This substantial increase is based on the capital increase in October 2006 and the positive development of the Group's business.

Provisions for pensions and similar commitments
Compared to 30 September 2006 (€ 1.8 million), this balance sheet item increased to € 13.8 million as of 31 December 2006. This is mostly due to acquiring the pension commitments for employees of Carl Zeiss Surgical.

Noncurrent financial liabilities
"Noncurrent financial liabilities" fell by 43.3% from € 24.7 million on 30 September 2006 to € 14.0 million on 31 December 2006. The group company Carl Zeiss Meditec Inc. took

out a low-interest US dollar loan with Carl Zeiss AG's Group Treasury as part of the acquisition of the US company Laser Diagnostic Technologies ("LDT") in the amount of USD 26.0 million (€ 19.6 million based on the exchange rate on the acquistion date). As the first half of this loan becomes due in 2007, there was a re-classification in the item "Current portion of noncurrent financial liabilities".

Current provisions

As of 31 December 2006 this balance sheet item increased by 62.1% from € 20.1 million (30 September 2006) to € 32.6 million. The primary influencing factor was the inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group.

Current accrued liabilities

The 129.6% increase in this item compared to 30 September 2006 is primarily based on the inclusion of Carl Zeiss Surgical and Carl Zeiss Meditec Iberia in the reporting entity of the Carl Zeiss Meditec Group.

Current portion of noncurrent financial liabilities

As of 31 December 2006 this item totalled € 10.3 million (30 September 2006: € 1.2 million). The primary factor here was the reclassification of the first installment of the US dollar loan detailed above, which was used to finance the acquisition of the US company LDT.

Trade payables

"Trade payables" increased compared to 30 September 2006 from € 15.4 million by 50.9% to € 23.2 million as of 31 December 2006. This was mostly due to the inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group.

Treasury payables

Compared to 30 September 2006, the balance sheet item "Treasury payables" increased by 120.0% to € 20.9 million. This development was primarily impacted by the fact that the group companies Carl Zeiss Surgical Inc. and Carl Zeiss Meditec Iberia had liabilities to the Carl Zeiss AG Group Treasury.

Other current liabilities

As of 31 December 2006 this item totalled € 20.7 million (30 September 2006: € 12.6 million). This increase was due to the inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group.

b) Key ratios relating to net asset position
The following table shows the development of important key ratios relating to net asset position.

Table 1: Key ratios relating to net asset position

Key ratio	Definition	31.12.2006	30.09.2006	Change
Equity ratio	Equity / Balance sheet total	66.6%	60.2%	+6.4% pts
Net debt[4]	Liabilities ./. cash and cash equivalents ./. restricted cash ./. Treasury receivables from Group Treasury of Carl Zeiss AG	€ (50,574) thousand	€ 70,604 thousand	-171.6%
Rate of inventory turnover	Cost of goods sold / Average inventories	3.6	3.7	-2.7%
Days of sales outstanding (DSO)	Trade receivables including accounts receivable from related parties / Consolidated revenue (annualised) x 360 days	73.6 days	60.7 days	+21.3%

4 Negative sign means credit

5. Financial position

The cash flow statement forms the basis for the presentation of the financial position, and is used to adjust all of the items and effects from the expansion of the reporting entity. As a result, only changes to individual items of the income statement and balance sheet are included that occurred after the respective date of the first-time consolidation. In contrast, the consolidated balance sheet presents the figures as they stood on 31 December 2006. As a result, the statements in the analysis of the financial position could differ from the presentation of net asset position based on the consolidated balance sheet.

a) Statement of financial position

Figure 7: Summary of key figures in the consolidated cash flow statement (figures in € '000)

	■ 3 Months 2006/2007	3 Months 2005/2006
Cash flow from operating activities	**17,869**	6,002
Cash flow from investing activities	**(6,309)**	(888)
Cash flow from financing activities	**166,109**	(4,210)
Change in cash and cash equivalents	**176,541**	1,363

Cash flow from operating activities

The cash flow from operating activities improved on the prior year figure of € 6.0 million by 197.7% to € 17.9 million. This increase was primarily due to the successful business growth at Carl Zeiss Meditec in the first quarter of financial year 2006/2007. The increased consolidated income and an increase in provisions as a result of the enlarged volume of business contributed in particular to the positive development of the operating cash flow. In addition, the reduction in trade receivables increased cash flow. The increase in inventories, in particular at the Group's Japanese company Carl Zeiss Meditec Co. Ltd., income taxes paid and trade payables reduced the cash flow from operating activities.

Cash flow from investing activities

Cash flow from investing activities amounted to € -6.3 million in the reporting period (previous year: € -0.9 million). The largest investment in the first quarter was the acquisition of the Ioltech shares which were still outstanding at that time (3.5% of the Ioltech share capital). The acquisition, via a squeeze out, was completed on 15 November 2006. This investment hat a total volume of € 5.1 million. A further investment was the acquisition of the net assets of Carl Zeiss Meditec Iberia by Carl Zeiss Meditec. This transaction had a volume of € 3.8 million.

Cash flow from financing activities

Cash flow from financing activities amounted to € 166.1 million in the first quarter of financial year 2006/2007 (previous year: € -4.2 million). This cash flow was materially impacted by the net proceeds from the capital increase in October 2006 in the amount of € 168.0 million.[5]

5 Not including deferred taxes; net cash inflow taking into account issuing expenses and deferred taxes: € 170.6 million

b) Key ratios relating to financial position

Table 2: Key ratios relating to financial position (figures in € '000)

Key ratio	Definition	31.12.2006	30.09.2006	Change
Cash and cash equivalents	Cash-in-hand and bank balances	223,179	46,638	+378.5%
Net cash	Cash-in-hand and bank balances + restricted cash + treasury receivables from Group Treasury of Carl Zeiss AG ./. treasury payables to Group Treasury of Carl Zeiss AG ./. interest-bearing liabilities	212,360	24,578	+764.0%
Net working Capital	Current assets ./. cash and cash equivalents ./. restricted cash ./. treasury receivables from Group Treasury of Carl Zeiss AG ./. current liabilities excl. treasury payables to Group Treasury of Carl Zeiss AG	70,959	43,385	+63.6%
Working capital	Current assets ./. current liabilities	330,342	117,564	+181.0%

Table 3: Key ratios relating to financial position

Key ratio	Definition	3 Months 2006/2007	3 Months 2005/2006	Change
Cash flow per share	Cash flow from operating activities ――――― Weighted average number of shares issued in the period	€ 0.28	€ 0.18	+55.6%
Capex ratio	Cash flow from investments in property, plant and equipment ――――― Consolidated revenue	1.4%	0.9%	+0.5% pts

6. Earnings position

a) Statement of earnings position

Table 4: Summary of key ratios in the consolidated income statement (figures in € '000)

	3 Months 2006/2007	3 Months 2005/2006	Change
Revenue	135,808	95,110	+42.8%
Gross margin	*50.6%*	*46.9%*	*+3.7% pts*
EBITDA	19,892	14,031	+41.8%
EBITDA margin	*14.6%*	*14.8%*	*-0.2% pts*
EBIT	16,876	11,391	+48.2%
EBIT margin	*12.4%*	*12.0%*	*+0.4% pts*
Income tax expenses	(7,354)	(4,563)	+61.2%
Thereof one-off effect from the first-time consolidation of Carl Zeiss Surgical	*(543)*	-	
Tax rate	*41.8%*	*41.6%*	*+0.2% pts*
Consolidated net income after minority interest	10,149	6,009	+68.9%
Earnings per share after minority interest	€ 0.16	€ 0.18	-11.1%

Revenue

Carl Zeiss Meditec increased its consolidated revenue in the first quarter of financial year 2006/2007 from € 95.1 million in the previous year by € 42.8% to € 135.8 million.

Gross profit

Gross profit increased by 53.8% to € 68.7 million from € 44.7 million in the previous year. The gross margin increased from 46.9% in the first quarter of financial year 2005/2006 to 50.6% in the reporting period. In addition to the expansion of Carl Zeiss Meditec's ophthalmology business, the first-time consolidation of Carl Zeiss Surgical played a key role in this growth.

Functional costs

Compared to the first quarter of last year, functional costs, in absolute terms, increased from € 33.2 million to € 51.8 million. This corresponds to an increase of 56.0%. With regard to the Group's structure, i.e. with regard to the cost ratios based on consolidated revenue, there are year-on-year changes, in particular also from the first-time consolidation of Carl Zeiss Surgical.

Selling and marketing expenses: In the first quarter of financial year 2006/2007, selling and marketing expenses totalled € 30.4 million. They are thus up 61.8% year-on-year (€ 18.8 million). In addition to the expansion of the volume of business at Carl Zeiss Meditec, the acquisition of direct sales in France and Spain impacted the growth of this cost item. Further reasons for the growth in selling and marketing expenses during the reporting period are the expansion of marketing activities in the USA and the dual sales structure of Carl Zeiss Surgical Inc. in the USA which has existed to date. In the USA, systems and devices in the Neuro/ENT surgery division are sold both directly as well as indirectly via dealers. In terms of consolidated revenue, the ratio increased from 19.7% in the previous year to 22.4% in the first quarter of financial year 2006/2007.

General and administrative expenses: General and administrative expenses increased in the first quarter of financial year 2006/2007 by

46.4% to € 6.8 million (previous year: € 4.7 million). The ratio of administrative expenses to consolidated revenue was almost constant, totalling 5.0% in the reporting period compared to 4.9% in the previous year. Major costs arose in connection with the addition of Carl Zeiss Surgical. In addition, costs for ongoing litigation led to an increase in this item compared to the previous year.

Research and development expenses: Expenses in the area of research and development amounted to € 14.6 million in the period under review. Compared to the previous year (€ 9.8 million) this constituted an increase of 49.3%. The primary reasons for the increase in costs in this area were the inclusion of Carl Zeiss Surgical in the reporting entity of the Carl Zeiss Meditec Group and the intensification of key research and development projects. Examples of this are preparation for the market launch of the VisuMax™ femtosecond laser as well as the development of new visualisation and treatment systems for the surgical treatment of cataracts. Research and development expenditure accounted for 10.7% of consolidated revenue (previous year: 10.3%).

Development of earnings

EBITDA in the reporting period was € 19.9 million. This represents a 41.8% increase compared to the previous year (€ 14.0 million). The **EBITDA margin** stood at 14.6% (previous year: 14.8%). **EBIT** increased compared to the first quarter of the previous year from € 11.4 million by 48.2% to € 16.9 million. Carl Zeiss Meditec's **EBIT margin** thus improved by 0.4 percentage points quarter-on-quarter from 12.0% to 12.4%.

In the first quarter of financial year 2006/2007 **interest income/expenses (net)** amounted to € 0.7 million (previous year: € -0.4 million). This increase is due in particular to the cash inflow from the capital increase in October 2006 and the positive growth in Carl Zeiss Meditec's cash and cash equivalents as a result of the successful growth of Carl Zeiss Meditec's business.

The **tax rate** was up slightly year-on-year from 41.6% to 41.8%. This increase is due to a one-off factor in connection with the first-time consolidation of Carl Zeiss Surgical. Carl Zeiss Surgical generated and retained distributable profits prior to the first-time consolidation. As a result, with regard to a possible distribution, the withholding tax that would then be due had to be deferred and recognised in income. This one-off factor totalled € 0.5 million. Without it, the tax ratio would have stood at 38.7% in the first quarter financial year 2006/2007.

In particular as a result of the 100% acquisition of Ioltech, **minority interest** fell from € 0.4 million last year by 79.5% to € 0.1 million.

Consolidated net income after minority interest improved significantly year-on-year. This increased from € 6.0 million in the first quarter of the past financial year by 68.9% to € 10.1 million in the first quarter of financial year 2006/2007.

Earnings per share after minority interest in the first quarter of financial year 2006/2007 were € 0.16 and thus almost identical to the previous year's figure (€ 0.18). The successful business growth in the period under review meant that the Company was able to almost fully compensate for the dilution of profits resulting from the significant increase in the number of shares.

b) Key ratios relating to earnings position

Figure 8: Development of key ratios relating to earnings position


■ 3 Months 2006/2007
3 Months 2005/2006
Return on sales (consolidated net income after minority interest/consolidated revenue)
7.5%
6.3%
Return on equity (consolidated net income after minority interest/equity)
8.9%
10.6%
Return on assets (RoA, consolidated net income after minority interest/total assets)
5.9%
6.5%
Return on capital employed (ROCE, EBIT/average capital employed)
24.8%
19.8%

7. Research and development

Carl Zeiss Meditec invested a total of € 14.6 million (previous year. € 9.8 million) in research and development in the first quarter of financial year 2006/2007.

As of 31 December 2006, there were 303 research and development employees Group-wide (previous year: 221). This corresponds to 16.0% (previous year: 18.0%) of the total number of employees of the Carl Zeiss Meditec Group.

Research and development at Carl Zeiss Meditec focuses on:

- examining new technological concepts in terms of their clinical relevance and effectiveness,
- the continuous development of the existing product portfolio,
- the development of new products based on available basic technologies and
- networking systems and devices.

Table 5: Focal points of research and development activities in the first quarter of financial year 2006/2007

Focal point	Activities
Continuous development of the existing product portfolio	· Development projects and clinical tests to expand the technical and practical functioning of IOLMaster® · Project to expand the range of diagnosis of VISCUAM PRO NM™ · Development of a successor system for VISULAS™ 690s for use in photodynamic therapy · Project to further improve application flexibility for the OPMI® Pentero™ · Further development of existing solutions in the field of intraoperative diagnostics for Neuro/ENT applications
Development of new products and combination of diagnosis and treatment	· Preparation for the market launch of the VisuMax™ femtosecond laser · Development of a laser for the treatment of various retinal diseases · Development of phacoemulsification technologies for use in cataract surgery · New laser system for the treatment of retinal diseases · Software solution to integrate devices and systems into existing networks · Further reaching projects and preparation for market launch of the XL Stabi ZO® and Invent ZO® intraocular lenses · Further development of systems to inject intraocular lenses with the aim of increasing efficiency and safety and reducing the size of the incision · Projects to expand the product portfolio for ophthalmic surgery · Development of software solutions that will allow a more efficient exchange of image data in neuro/ENT surgery, thus allowing better integration in existing workflows in the operating theater
Basic research	· Ongoing investigation and evaluation of new technologies for application in ophthalmology · Cooperations with external research partners

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8. Events of particular significance

With effect from 1 October 2006, Carl Zeiss Meditec AG markets its devices and systems directly in the Spanish market. This is why Carl Zeiss Meditec acquired the medical technology distribution and service activities of Carl Zeiss S.A., Madrid. This company now operates under the name Carl Zeiss Meditec Iberia. The new structure enables Carl Zeiss Meditec to gear itself even better to the specific needs of its Spanish customers. The main concern here is to achieve a higher degree of customer loyalty through focussed support services. (The section entitled "Changes in the reporting entity" in the accompanying notes to the interim financial statements in this report contains further details.)

After the Thuringian Higher Regional Court in Jena overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to conclude the take-over of Carl Zeiss Surgical. The implementation of the capital increase was entered on the commercial register at Jena Local Court on 26 October 2006. For the purpose of simplification, the date of the first-time consolidation was set as 1 November 2006. In total, the share capital of Carl Zeiss Meditec AG was increased from around € 32.5 million by € 48.8 million to about € 81.3 million. (The sections entitled "Changes in the reporting entity" and "Events of particular significance" in the accompanying notes to the interim financial statements in this report contain further details.)

With effect from 15 November 2006, Carl Zeiss Meditec fully acquired the remaining 3.5% interest in Ioltech. Ioltech is now wholly owned by Carl Zeiss Meditec. The remaining minority shareholders were excluded by way of a squeeze out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006. (The section entitled "Events of particular significance" in the accompanying notes to the interim financial statements in this report contains further details.)

On 9 November 2006 Carl Zeiss Meditec was informed in a press release of IntraLase Corp. that this company had filed a claim in the United States against Carl Zeiss Meditec and its affiliated companies for alleged misuse of confidential and protected information. Carl Zeiss Meditec has carefully investigated the allegations asserted by IntraLase and is of the opinion that these are unfounded and lack any basis. Nevertheless, the possibility of further appeals being served in this connection in future cannot be ruled out.

9. Events after the balance sheet date

There were no significant events subsequent to the balance sheet date.

10. Orders on hand

As of 31 December 2006, the Carl Zeiss Meditec Group's orders on hand totalled € 69.8 million (previous year: € 25.4 million) This significant increase is mostly due to the first-time consolidation of Carl Zeiss Surgical.

Figure 9: Orders on hand by subsidiary as of 31 December 2006


Carl Zeiss Surgical Inc., Dublin, USA
26.6%
Carl Zeiss Surgical GmbH, Oberkochen, Germany
34.4%
Carl Zeiss Meditec France S.A.S., Le Pecq, France
2.9%
Carl Zeiss Meditec Iberia S.A., Madrid, Spain
4.0%
Carl Zeiss Meditec AG Jena, Germany
11.5%
Carl Zeiss Meditec Inc., Dublin, USA
16.0%
Carl Zeiss Meditec Co. Ltd., Tokyo, Japan
4.6%

11. Employees

As of 31 December 2006 Carl Zeiss Meditec employed a worldwide workforce of 1,891 (previous year: 1,230). The increase in the number of employees compared to the first quarter of financial year 2005/2006 is mostly due to the expansion of the reporting entity of Carl Zeiss Meditec.

Figure 10: Personnel structure of the Carl Zeiss Meditec Group as of 31 December 2006


Service
16.8%
Product management
2.0%
Sales and marketing
25.0%
Management Board, commercial sector and administration
7.8%
Production
28.1%
Quality management
4.3%
Research and development
16.0%

12. Outlook

The first quarter of financial year 2006/2007 gives us confidence that the strategic orientation we have chosen secures Carl Zeiss Meditec's business success. Carl Zeiss Meditec is both a market and technology leader – and our aim is to further expand this position. This aim drives the focus of our key activities in financial year 2006/2007:

1. We will continue to intensify selected research and development activities. Our objective is to accelerate the market launch of new products. We plan to systematically expand the solutions we offer for ophthalmology, ophthalmic surgery and Neuro/ENT surgery as scheduled. The optimisation and realignment of Ioltech's range of ophthalmic surgery products will have been mostly concluded by the end of financial year 2006/2007. In future this will result in an increased contribution to improving profitability at Carl Zeiss Meditec.
2. In financial year 2006/2007 we will also focus on expanding our global sales presence. Our primary goal here is to adjust our global sales structure with regard to the expanded range of solutions offered as a result of the merger of Carl Zeiss Meditec and Carl Zeiss Surgical.

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3. Operational integration of Carl Zeiss Meditec and Carl Zeiss Surgical is to be completed through to mid-2007. The focus is primarily on research and development as well as sales and marketing.

In terms of regions, we believe that there will be further impetus for growth in the Americas and Asia/Pacific regions – however with the exception of the Japanese market, where growth continues to be slight. We believe that the planned expansion of our direct sales activities will also offer excellent perspectives for the EMEA region.

As in the past, our aim is to combine organic growth and acquisitions to achieve our growth targets. In order to be able to rapidly take advantage of external opportunities for growth we keep a keen eye on the market, and our liquidity means that we are able to act on short notice. However, these transactions mean that certain quality and quantity-based criteria have to be met.

For the financial year 2006/2007 we are forecasting a revenue growth at least in line with the average growth of the markets in which we operate. Carl Zeiss Meditec's profitability will also improve compared to the previous year.

2. Directors' Holdings and Directors' Dealings

Table 6: Directors' Holdings – Shareholdings of members of the executive bodies of Carl Zeiss Meditec AG

		No. of Carl Zeiss Meditec shares (31 December 2006)
a) Management Board		
Ulrich Krauss	Shares	1,250
Bernd Hirsch	Shares	3,750
James L. Taylor	Shares	-
b) Supervisory Board		
Dr. Michael Kaschke	Shares	6,500
Alexander von Witzleben	Shares	1,094
Dr. Dieter Kurz	Shares	-
Dr. Markus Guthoff	Shares	1,900
Franz-Jörg Stündel	Shares	1,250
Wilhelm Burmeister	Shares	770
c) Company		
Carl Zeiss Meditec AG	Shares	-

Directors' Dealings – Notifiable securities transactions by members of the executive bodies of Carl Zeiss Meditec AG in the first quarter of financial year 2006/2007

In the first quarter of financial year 2006/2007 members of the Management Board and Supervisory Board executed notifiable securities transactions pursuant to Art. 15a of the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*).

On 30 October 2006, Bernd Hirsch (Member of the Management Board) sold 500 shares with a total value of € 7,495 and acquired 500 shares with a value of € 6,885 on 2 November 2006.

In the first quarter of financial year 2006/2007 Carl Zeiss Meditec implemented a capital increase with subscription rights as part of the acquisition of Carl Zeiss Surgical. Although the German Securities Trading Act (*Wertpapierhandelsgesetz, WpHG*) does not clearly specify whether the exercise and sale of subscription rights constitute notifiable securities transactions, all relevant transactions by the members of the Company's executive bodies were treated as such. The Deputy Chairman of the Supervisory Board, Alexander von Witzleben and Dr. Markus Guthoff (Supervisory Board member) did not participate in the capital increase with subscription rights and sold all of their subscription rights. The Chairman of the Supervisory Board, Dr. Michael Kaschke, and Franz-Jörg Stündel (Supervisory Board member) only exercised part of their subscription rights. Subscription rights not exercised were sold. The members of the Management Board Ulrich Krauss and Bernd Hirsch and the Supervisory Board member Wilhelm Burmeister exercised their subscription rights in full as part of the capital increase. The details of these transactions can be inspected on the Web site of Carl Zeiss Meditec at the address below.

The details of all securities transactions conducted by members of the Management Board and Supervisory Board were published immediately after their disclosure on the Company's Web site at www.meditec.zeiss.com/ir | Corporate Governance | Directors' Dealings in accordance with the legal requirements of Art. 15b WpHG. The publication documents and the relevant disclosures were forwarded to the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin*).

3. Shareholder structure

Figure 11: Shareholder structure (as of 31 December 2006)

■ Carl Zeiss AG	**65.0%**
Management Board and Supervisory Board of Carl Zeiss Meditec AG	**<0.1%**
Carl Zeiss Meditec AG	**0.0%**
Free float, thereof: about 70% institutional investors[6] about 30% private investors	**35.0%**
Share capital (€ 81,309,610, composed of 81,309,610 no-par value shares)	**100%**



6 Source: LionShares and own research

Consolidated income statement (IFRS) 1.10.2006 – 31.12.2006

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Figures in € '000		3 Months 2006/2007		3 Months 2005/2006
		1.10.2006 – 31.12.2006		1.10.2005 – 31.12.2005
Revenue		**135,808**		**95,110**
Cost of goods sold		(67,144)		(50,458)
Gross profit		**68,664**		**44,652**
Selling and marketing expenses		(30,390)		(18,780)
General and administrative expenses		(6,826)		(4,662)
Research and development expenses		(14,557)		(9,750)
Other income		176		64
Other expenses		(36)		-
Foreign currency gains/(losses), net		(155)		(133)
Earnings before interests, income taxes, depreciation and amortisation	*19,892*		*14,031*	
Depreciation and amortisation	*(3,016)*		*(2,640)*	
Earnings before interests and income taxes		**16,876**		**11,391**
Interest income		1,908		453
Interest expenses		(1,198)		(868)
Earnings before income taxes		**17,586**		**10,976**
Income tax expenses		(7,354)		(4,563)
Net income		**10,232**		**6,413**
Attributable to:				
Shareholders of the parent company		10,149		6,009
Minority interest		83		404
Profit per share, attributable to the shareholders of the parent company in the current financial year (€):				
- Basic		**0.16**		**0.18**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements

Consolidated balance sheet (IFRS) 31.12.2006

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Figures in € '000	**31.12.2006**	**30.09.2006**
ASSETS		
Goodwill	104,471	101,380
Intangible assets	24,436	25,665
Property, plant and equipment	32,371	29,865
Investments	362	362
Deferred tax assets	31,422	17,800
Noncurrent trade receivables	67	-
Other noncurrent assets	616	25
Total noncurrent assets	**193,745**	**175,097**
Inventories	91,765	56,345
Trade receivables	93,449	58,693
Accounts receivable from related parties	17,519	7,162
Treasury receivables	57,071	32,340
Tax refund claims	2,352	-
Other current assets	9,087	6,480
Securities	212	-
Restricted cash	-	4,685
Cash and cash equivalents	223,179	46,638
Total current assets	**494,634**	**212,343**
Total assets	**688,379**	**387,440**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

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Figures in € '000	31.12.2006	30.09.2006
LIABILITIES AND EQUITY		
Share capital	81,310	32,524
Capital reserve	314,102	141,909
Retained earnings	70,179	60,579
Gains and losses recognised directly in equity	(15,205)	(11,922)
Equity before minority interest	**450,386**	**223,090**
Minority interest	8,317	10,083
Total equity	**458,703**	**233,173**
Provisions for pensions and similar commitments	13,828	1,784
Other noncurrent provisions	5,142	745
Noncurrent financial liabilities	14,012	24,729
Noncurrent leasing liabilities	21,666	22,708
Other noncurrent liabilities	2,857	2,401
Deferred tax liabilities	7,879	7,121
Total noncurrent liabilities	**65,384**	**59,488**
Current provisions	32,581	20,096
Current accrued liabilities	32,396	14,111
Current financial liabilities	395	18
Current portion of noncurrent financial liabilities	10,346	1,152
Current portion of noncurrent leasing liabilities	999	1,012
Trade payables	23,177	15,362
Current income tax liabilities	9,180	9,059
Accounts payable to related parties	13,664	11,876
Treasury payables	20,867	9,484
Other current liabilities	20,687	12,609
Total current liabilities	**164,292**	**94,779**
Total liabilities	**688,379**	**387,440**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements

Consolidated cash flow statement (IFRS) 1.10.2006 – 31.12.2006

Figures in € '000	3 Months 2006/2007	3 Months 2005/2006
	1.10.2006 – 31.12.2006	1.10.2005 – 31.12.2005
Cash flows from operating activities:		
Net income	**10,232**	**6,413**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities		
Income tax expenses	7,354	4,563
Interest income/expenses	(710)	415
Depreciation and amortisation	3,016	2,640
Gains/losses on disposal of property, plant and equipment	7	43
Interest and dividends received	1,720	434
Interest paid	(1,510)	(604)
Income taxes paid	(8,384)	(4,478)
Changes in working capital:		
Trade receivables	3,551	(1,752)
Inventories	(1,875)	(1,401)
Other assets	(887)	677
Trade payables	(1,120)	(4,413)
Provisions and financial liabilities	3,751	3,246
Other liabilities	2,724	219
Total adjustments	7,637	(411)
Net cash provided by operating activities	**17,869**	**6,002**
Cash flows from investing activities:		
Change of restricted cash	4,685	-
Investment in property, plant and equipment	(1,911)	(863)
Investment in intangible assets	(77)	(61)
Investment in plan assets pension fund	(845)	-
Repayment of loans	-	250
Acquisition of the surgical business (Carl Zeiss Surgical GmbH, Carl Zeiss Surgical Inc.) against grant of shares	649	-
Acquisition of Carl Zeiss S.A., Spain	(3,756)	-
Acquisition of consolidated companies, net of cash acquired (2006/2007: Ioltech: € 5,054 thsd., 2005/2006: LDT: € 140 thsd., Ioltech: € 74 thsd.)	(5,054)	(214)
Net cash used in investing activities	**(6,309)**	**(888)**
Cash flows from financing activities:		
Repayments of noncurrent financial liabilities	(68)	(19)
Repayments from current loans from related parties	(1,868)	(2,483)
Payments from granting of current loans to related parties	(1,239)	-
Cash inflow from transfer of provisions to Carl Zeiss Meditec Japan	5,275	-
(Increase)/decrease in treasury receivables	241	(1,515)
Increase/(decrease) in treasury payables	(3,896)	118
Change of leasing liabilities	(302)	(311)
Proceeds from a capital increase (net)	167,966	-
Net cash provided by/(used in) financing activities	**166,109**	**(4,210)**
Effect of exchange rate fluctuation on cash and cash equivalents	(1,128)	459
Net increase in cash	**176,541**	**1,363**
Cash and cash equivalents, beginning of reporting period	46,638	50,003
Cash and cash equivalents, end of reporting period	**223,179**	**51,366**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Consolidated statement of changes in equity (IFRS)

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Figures in € '000	Share capital	Capital reserve	Retained earnings	Gains and losses recognised directly in equity	Treasury shares	Equity before minority interest	Minority interest	Total equity
As of 1.10.2005	**32,524**	**141,909**	**39,904**	**(8,924)**	**(4)**	**205,409**	**13,804**	**219,213**
Net income	-	-	26,688	-	-	26,688	3,016	29,704
Dividend payments	-	-	(5,204)	-	-	(5,204)	(2,020)	(7,224)
Issuance of treasury shares to employees	-	-	-	-	4	4	-	4
Foreign currency translation	-	-	-	(2,996)	-	(2,996)	(514)	(3,510)
Changes in the reporting entity	-	-	(809)	(2)	-	(811)	(4,203)	(5,014)
As of 30.09.2006	**32,524**	**141,909**	**60,579**	**(11,922)**	**-**	**223,090**	**10,083**	**233,173**
Net income	-	-	10,149	-	-	10,149	83	10,232
Capital increase against cash consideration	17,286	153,269	-	-	-	170,555	-	170,555
Fair value measurement of available-for-sale financial assets	-	-	-	(46)	-	(46)	-	(46)
Foreign currency translation	-	-	-	(3,230)	-	(3,230)	(337)	(3,567)
Changes in the reporting entity	31,500	18,924	(549)	(7)	-	49,868	(1,512)	48,356
As of 31.12.2006	**81,310**	**314,102**	**70,179**	**15,205**	**-**	**450,386**	**8,317**	**458,703**

The following notes to the consolidated financial statements are an integral part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statements

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1. General information

a) Accounting under International Financial Reporting Standards (IFRS)

Carl Zeiss Meditec AG prepared its consolidated financial statements as of 30 September 2006 in accordance with the International Financial Reporting Standards, as they are to be applied in the EU and as applicable on that date. Accordingly, this interim report has been prepared in accordance with IAS 34 "Interim Reporting".

b) Accounting and valuation principles

The accounting and valuation policies applied for the interim financial statements as of 31 December 2006 correspond to those used in the consolidated financial statements for financial year 2005/2006 with the exceptions detailed below. A detailed description of these methods was published in the notes to the consolidated financials statements as of 30 September 2006.

During the first-time consolidation of Carl Zeiss Surgical, securities were carried for the first time that are classified as being available for sale according to IAS 39. These are initially and subsequently valued at their fair value. Changes to the fair value are taken directly to equity under the item "Gains and losses recognised directly in equity".

c) Recent pronouncements on accounting principles

The IASB has issued the following standards, interpretations and revisions for existing standards. Application of these is not yet mandatory for Carl Zeiss Meditec. The Company has not applied these standards ahead of time:

IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions"
The International Financial Reporting Interpretations Committee (IFRIC) published interpretation IFRIC 11 on 2 November 2006. This interpretation answers the question of how the provisions of IFRS 2 are to be applied for share-based remuneration agreements that include the company's own equity instruments or equity instruments for another company in the same group. IFRIC 11 is applicable for the first time for financial years beginning on or after 1 March 2007.

Carl Zeiss Meditec does not anticipate any major impact on the accounting methods in the Group as a result of the mandatory application from financial year 2007/2008.

IFRIC 12 "Service Concession Arrangements"
The IASB published IFRIC 12 on 30 November 2006. According to IFRIC 12, service concessions are agreements in which the public sector concludes agreements with private companies that are geared towards fulfilling public duties, e.g., building roads, airports, prisons, etc. The public sector retains control of the assets. In contrast, the private company is responsible for the construction, operation and maintenance. IFRIC 12 clarifies the issue of how the private company should account for the rights and obligations arising from these agreements.

IFRIC 12 is applicable for the first time for financial years beginning on or after 1 January 2008. The interpretation does not currently affect the consolidated financial statements of Carl Zeiss Meditec.

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IFRS 8 "Operating Segments"
The IASB published IFRS 8 on 30 November 2006. IFRS 8 will replace the previous standard IAS 14 "Segment Reporting" and bring the existing regulations into line with US GAAP.

IFRS 8 includes, in particular, reporting on the growth of the segments' business based on a management approach. Operating segments are deemed to be parts of a company for which the operating result is regularly monitored by a chief operating decision maker, and which are used when making decisions on the allocation of resources and controlling income, and for which separate financial information is available.

In addition, the information required in the notes has been expanded. IFRS 8 is effective for financial years beginning on or after 1 January 2009. Earlier use is permitted.

The application of IFRS 8 can lead to changes in the composition of Carl Zeiss Meditec's segments, however from today's perspective these changes will not be material. In addition, more information in the notes will be required.

d) Changes in the reporting entity

Carl Zeiss S.A., Madrid, Spain
With effect from 1 October 2006 Carl Zeiss Meditec AG acquired all shares in Carl Zeiss S.A., Madrid, Spain. This company, which now operates under the name Carl Zeiss Meditec Iberia S.A., was previously Carl Zeiss Meditec's distribution partner in Spain for devices and systems. Carl Zeiss Meditec markets its products directly in Spain; it also intends to use this acquisition to strengthen and expand its position in this market. To prepare for the transaction, prior to the acquisition of Carl Zeiss S.A. by Carl Zeiss Meditec, the assets and liabilities of the former profit center *Industrielle Messtechnik* (IMT) were sold to the newly formed company Carl Zeiss IMT Iberia S.L. at their carrying amounts.

The following table breaks down the purchase price for the acquisition of Carl Zeiss Meditec Iberia S.A.:

Table 1 (Figures in € '000)

Total purchase price	3,761
Acquired net assets	(3,212)
Amount paid in excess of the carrying amount	549

The total purchase price was paid in full in the first quarter of financial year 2006/2007 (€ 3,761 thousand).

This is a transaction under common control, as all companies involved are majority-owned by Carl Zeiss AG. In line with the accounting method used by Carl Zeiss Meditec, the transaction is carried at the prior carrying amounts. As a result, it does not give rise to any goodwill. The purchase price paid in excess of the net carrying amounts of the acquired assets is offset against equity.

Carl Zeiss Surgical

After the Thuringian Higher Regional Court overruled – in its resolution of 12 October 2006 – the objections of seven claimants against the resolution of Gera District Court in the so-called "release procedure" (*Freigabeverfahren*) pursuant to Art. 246 a Section 1 German Stock Corporation Act (*Aktiengesetz, AktG*), Carl Zeiss Meditec was able to acquire Carl Zeiss Surgical GmbH, Oberkochen, and Carl Zeiss Surgical Inc., Dublin, USA (together "Carl Zeiss Surgical"). In addition to its existing activities in the market for ophthalmology and surgery, the acquisition of Carl Zeiss Surgical gives Carl Zeiss Meditec another focal point in the market for neuro/ENT surgery. In the Company's estimation, both these markets are positively influenced by demographic, macroeconomic and technological trends and promise attractive growth rates long term.

Financing for the acquisition of Carl Zeiss Surgical was by way of a capital increase against consideration in kind, in which Carl Zeiss AG, Oberkochen, and Carl Zeiss Inc., Thornwood, USA acquired 25,426,038 (Carl Zeiss AG) and 6,074,256 (Carl Zeiss Inc.) new shares of Carl Zeiss Meditec AG at a subscription price of € 10.10 per share by exercising their subscription rights. In return, Carl Zeiss AG and Carl Zeiss Inc. transferred their respective 100% interests in the subsidiaries Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. to Carl Zeiss Meditec AG. The transfer of the holdings took economic effect from 1 October 2006 and covered all associated rights, including any profits not yet distributed. Since no dividend was distributed to the investing companies Carl Zeiss AG and Carl Zeiss Inc. for financial year 2005/2006, in economic terms this constitutes a share contribution as of 1 October 2005. The implementation of the corresponding capital increase was entered on the commercial register at Jena's Local Court on 26 October 2006. The date of the first-time consolidation in the Carl Zeiss Meditec Group was set at 1 November 2006.

The following table provides a breakdown of the purchase price for Carl Zeiss Surgical:

Table 2 (Figures in € '000)

Value of the contribution in kind	318,153
Acquired net assets	(50,424)
Difference	267,729

The acquisition of Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc. is carried as a transaction under common control, as all of the companies involved are majority-owned by Carl Zeiss AG. According to the accounting method used by Carl Zeiss Meditec, the acquired assets and liabilities are carried at their prior carrying amounts. Accordingly, no hidden reserves or charges are disclosed. The difference between the value of Carl Zeiss Surgical and the net assets acquired is offset against the capital reserve. Thus, this transaction does not give rise to any goodwill.

2. Notes to the consolidated income statement

a) Segment reporting

The segment reporting for the reporting period is as follows:

Table 3 (Figures in € '000)

Revenue	**3 Months 2006/2007**	**3 Months 2005/2006**
Germany	71,846	34,707
USA	66,686	52,187
Japan	9,631	12,897
Rest of Europe	24,230	13,512
Elimination	(36,585)	(18,193)
Consolidated	**135,808**	**95,110**

Table 4 (Figures in € '000)

Earnings before interests and taxes	**3 Months 2006/2007**	**3 Months 2005/2006**
Germany	8,143	2,718
USA	9,657	7,864
Japan	303	1,148
Rest of Europe	1,146	1,415
Elimination	(2,373)	(1,754)
Consolidated	**16,876**	**11,391**

Revenues and operating income/losses are allocated according to the location of the subsidiary that generates the revenue or operating income/loss.

b) Related party disclosures

Revenue amounting to € 24,501 thousand (previous year: € 17,038 thousand) resulted from the relations with related parties in the reporting period 2006/2007. The term "related parties" refers here to Carl Zeiss AG and its subsidiaries.

3. Other disclosures

a) Litigation and arbitration proceedings

On 9 November 2006 Carl Zeiss Meditec was informed in a press release of IntraLase Corp. that this company had filed a claim in the United States against Carl Zeiss Meditec and its affiliated companies for alleged misuse of confidential and protected information. Carl Zeiss Meditec has carefully investigated the allegations asserted by IntraLase and is of the opinion that these are unfounded and lack any basis. Nevertheless, the possibility of further appeals being served in this connection in future cannot be ruled out.

There were no major changes with regard to the litigation and arbitration proceedings disclosed in the consolidated financial statements as of 30 September 2006.

4. Events of particular significance

a) Capital increase

In line with the capital increase against cash and contributions in kind resolved by the ordinary general meeting on 10 March 2006 and entered in the commercial register on 26 October 2006, the share capital of Carl Zeiss Meditec AG increased during the first quarter of financial year 2006/2007 from € 32,523,844 by € 48,785,766 to € 81,309,610 by issuing 48,785,766 no-par value shares, each representing a proportional interest in the share capital of € 1.00. Carl Zeiss AG and Carl Zeiss Inc. together subscribed to a total of 31,500,294 shares against contribution of, in each case, a 100% interest in Carl Zeiss Surgical GmbH and Carl Zeiss Surgical Inc., respectively, as a contribution in kind. The remaining 17,285,472 no-par value shares were offered to the shareholders for cash at a subscription price of € 10.10 per share; this resulted in a further 235,668 new shares being allocated to Carl Zeiss AG. The cash capital increase resulted in net proceeds of € 170,555 thousand. This comprises gross proceeds totalling € 174,584 thousand and issuing costs (after taxes) of € 4,029 thousand.

The new shares were admitted for trading by way of a resolution of the Frankfurt Stock Exchange on 2 November 2006 and were included in the existing listing from 9 November 2006.

b) Ioltech squeeze out

With effect from 15 November 2006 Carl Zeiss Meditec acquired 100% of the shares in Ioltech S.A. The remaining minority shareholders were excluded by way of a squeeze out in return for cash compensation after the acquisition of a block of 110,174 shares on 10 July 2006, which meant the Company exceeded the required shareholding threshold of 95%. The acquisition costs for the remaining shares totalled € 5,054 thousand. This transaction resulted in goodwill totalling € 3,535 thousand. Ioltech was also delisted from Section C of the Eurolist on the Paris Stock Exchange, Euronext with effect from 15 November 2006.

5. Events after the balance sheet date

There were no events of particular significance after the balance sheet date 31 December 2006.

Glossary

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Finances

Capex
Abbreviation for "Capital expenditure"

Indicates the level of investment in property, plant and equipment

Usually stated as the Capex ratio, i.e. investments in property, plant and equipment in the reporting period as a proportion of consolidated revenue for the same period

Cash flow from operating activities
Shows the net change in the company's cash and cash equivalents arising from operating activities and is thus an indicator of the financial strength resulting from these

Calculation: Usually an indirect calculation by adjusting the consolidated net income generated in a period by non-cash transactions from the income statement and cash transactions resulting from changes in individual items in the consolidated balance sheet; adjusted items are associated with the company's operating activities – mainly depreciation and amortisation and changes in working capital

DSO
Abbreviation for "Days of sales outstanding"

Number of days that customers take to pay an invoice

Earnings per share
Indicates the consolidated earnings per share that were generated

Calculation: Consolidated net income divided by the weighted average number of outstanding shares in the reporting period

EBIT
Abbreviation for "Earnings before interest and taxes"

EBITDA
Abbreviation for "Earnings before interest, taxes, depreciation and amortisation"

Property, plant and equipment and intangible assets are depreciated and amortised, respectively, insofar as they have a limited useful life

EMEA
Abbreviation for "Europe, Middle East and Africa"

Term to describe the economic area Europe, composed of Western and Eastern Europe, the Middle East and Africa

IFRS
Abbreviation for "International Financial Reporting Standards", until 2001: "International Accounting Standards" or IAS)

International accounting regulations developed and published by the London-based "International Accounting Standards Board" (IASB).

According to Art. 62 German Stock Exchange Regulations (*Börsenordnung, BörsO*), companies in Germany that are listed on the official or regulated market with extended admission criteria (Prime Standard), must prepare consolidated financial statements according IFRS or US GAAP

Technical terms

AMD
Abbreviation for "Age-related macular degeneration"

Retinal disease of the area of maximum visual acuity (macula) which leads to the loss of central vision.

Most common cause of age-related blindness in industrialised countries.

Cataract
Deterioration of vision through opacity of the lens

Most common cause of blindness worldwide; typical disease among the elderly.

Ear, nose and throat surgery
Abbreviation: „ENT surgery"
also: otolaryngology

Medical field concerned with the detection and surgical treatment of diseases, injuries, malformation and malfunction in the entire head and neck zone

Glaucoma
Ophthalmic disease which leads to restriction of the field of vision, often caused by increased ocular pressure;

Second most common cause of blindness in industrialised countries

Humphrey® Field Analyzer
System for static and kinetic measurement of the visual field for assistance with glaucoma diagnosis

IOL
Abbreviation for "Intraocular lens"

Synthetic lens to replace the natural lens of the eye, used in cataract surgery.

IOLMaster®
Device for accurate and efficient non-contact measurement of the eye and calculation of the required intraocular lens prior to cataract surgery

MEL 80™
Laser for fast and accurate treatment of vision defects (refractive errors)

Neurosurgery
Medical field concerned with the detection and surgical treatment of diseases, injuries and malformation of the central nerve system (brain, spinal cord, peripheral nerves)

OPMI® Pentero™
Unique surgical microscope for neuro- and spinal surgery for the accurate intraoperative display of diseased tissue, e.g. brain tumours and vascular diseases.

Pioneering technologies, e.g. fluorescence diagnosis, that have been integrated for the first time in a surgical microscope, provide considerably more protection for the patient.

STRATUSoct™
Diagnostic system for examining the structure of the fundus (e.g. for the early diagnosis of glaucoma and other serious ophthalmic diseases)

VISUCAM PRO NMTM
Innovative fundus camera that enables the fundus of the eye to be examined in minute detail, without using mydriatics to dilate the pupils

Important financial dates and contact information

Table: Financial calendar

Date	Financial year 2006/2007
9 March 2007	Annual General Meeting
15 May 2007	6 Month Report
15 May 2007	Analysts' Conference, Frankfurt am Main
14 August 2007	9 Month Report
14 August 2007	Telephone Conference
12 December 2007	Annual Financial Statements 2006/2007
12 December 2007	Analysts' Conference, Frankfurt am Main

Carl Zeiss Meditec AG
Jens Brajer
Phone: +49 36 41 22 01 05
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Patrick Kofler
Phone: +49 36 41 22 01 06
Fax: +49 36 41 22 01 17
investors@meditec.zeiss.com

Concept and editing by:
Jens Brajer, Patrick Kofler

Visual design by:
PROFIL PR & Werbeagentur GmbH,
Erfurt, Germany, www.profilpr.de

Translation services by:
Herold Fachübersetzungen,
Bad Vilbel, Germany,
www.herold-biz.de

The 3 Month Report 2006/2007 of Carl Zeiss Meditec AG was published in German and English.

Both versions and the key figures of this report are available for downloading from the following address: www.meditec.zeiss.com/ir

END

Printed in Germany 2/2007.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
07745 Jena
Germany

Phone: +49 (0) 36 41 2 20-1 15
Fax: +49 (0) 36 41 2 20-1 17
investors@meditec.zeiss.com
www.meditec.zeiss.com/ir

END